EXHIBIT 12.1

PEBBLEBROOK HOTEL TRUST

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Year Ended December 31, 2011		Year Ended December 31, 2010	For the period October 2, 2009 (inception) through December 31, 2009
			(In Thousands)
Earnings
Add:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$13,427		$(6,722)	$(147)
Fixed charges	25,269		1,688	—
Amortization of capitalized interest	—		—	—
Distributed income of equity investees	—		—	—
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—	—

Total added Items:	38,696		(5,034)	(147)
Subtract:
Interest capitalized	—		—	—
Preference security dividend requirements of consolidated subsidiaries	(10,427)		—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—	—

Total Earnings	$28,269		$(5,034)	$(147)

Fixed Charges
Add:
Interest Expensed	$12,098		1,225	—
Interest Capitalized	—		—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,555		415	—
Estimate of the Interest within rental expense	1,189		48	—

Total Fixed Charges	14,842		1,688	—
Preference security dividend requirements of consolidated subsidiaries	10,427		—	—

Combined Fixed Charges and Preferred Share Dividends	$25,269		$1,688	—

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	1.12	(1)	— (2)	— (3)

(1)	The total amount of combined fixed charges and preferred share dividends for this period was approximately $25,269,000 and the total amount of earnings was approximately $28,269,000. On March 11, 2011, we issued 5,000,000 7.875% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share (“Series A Preferred Shares”), and preferred share distributions from that date through December 31, 2011 are included in fixed charges for this period. On July 12, 2011, we issued an additional 600,000 Series A Preferred Shares, and preferred share distributions from that date through December 31, 2011 are included in fixed charges for this period. On September 21, 2011, we issued 3,400,000 8.00% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share (“Series B Preferred Shares”) and preferred share distributions from that date through December 31, 2011 are included in fixed charges for this period.
(2)	Earnings for this period were less than zero. The total fixed charges amount for this period was approximately $1,688,000 and the total earnings amount was approximately $(5,034,000). The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $6,722,000. There were no preferred shares outstanding during this period.
(3)	Earnings for this period were less than zero. The total fixed charges amount for this period was $0 and the total earnings amount was $(147,000). The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $147,000. There were no preferred shares outstanding during this period.